EXHIBIT 99.1
Notice to ASX/LSE

28 October 2021

Rio Tinto cash tender offer targeting $1.2 billion of its 3.750 per cent Notes due 2025
Rio Tinto Finance (USA) Limited (the “Offeror”) is today making an offer to purchase (the “Offer”) for cash any and all of the outstanding Securities listed in the table below, which are guaranteed by Rio Tinto plc and Rio Tinto Limited (the “Securities”) in order to manage its debt maturity profile.

The terms and conditions of the Offer are described in the offer to purchase (the “Offer to Purchase”), dated as of today. Capitalised terms not otherwise defined in this announcement have the meaning given to them in the Offer to Purchase.

Rio Tinto Finance (USA) Limited is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Notice of Guaranteed Delivery, any and all of the outstanding Securities:

Title of Security	Maturity Date	CUSIP/ISIN	Outstanding Principal Amount	Fixed Spread (bps)	U.S. Treasury Reference Security	Bloomberg Reference Page	NYSE Ticker
3.750% Notes due 2025	15 June 2025	767201AS5/ US767201AS58	$1,200,000,000	25	0.625% U.S. Treasury Notes due October 15, 2024 (US91282CDB46)	FIT1	RIO/25
*The Fixed Spread is equivalent to the spread in the “Optional Redemption” provision under the Securities. The Purchase Price will be calculated with reference to the Maturity Date (being 15 June 2025), in line with the expected approach to the calculation of the Make Whole Redemption Price in accordance with the terms and conditions of the Securities.

Purpose of the Offer
The Offeror is making the Offer to refinance a portion of its existing debt. The Offer, together with a proposed offering of a new series of debt securities, is intended to extend the Offeror’s debt maturity profile. Securities purchased in the Offer will be retired and cancelled.

Following the completion of the Offer and provided that the Financing Condition is met, the Offeror intends to redeem any remaining outstanding Securities in accordance with their terms and conditions at the Make Whole Redemption Price. Nothing in this announcement or the Offer to Purchase constitutes a redemption notice. The Offeror notes that the spread used to calculate the Make Whole Redemption Price will be the same as the Fixed Spread pursuant to the Offer.

The Offer
The Offer will expire at 5pm, New York City time, on 3 November 2021, unless extended. The Purchase Price for the Securities validly tendered and accepted for purchase pursuant to the Offer will be determined based on a yield to the Maturity Date of the Securities as of the Settlement Date equal to the sum of the Fixed Spread over the bid-side yield to maturity on the U.S. Reference Treasury Security, each as set forth in the table above, determined in accordance with standard market practice and as described in the Offer to Purchase as of 10am, New York City time, on 3 November 2021. Holders will also receive Accrued Interest on the applicable settlement date for the Offer. The Settlement Date for the Offer is expected to be 5 November 2021 (or 8 November 2021 in the case of Securities delivered pursuant to the guaranteed delivery procedures described in the Offer to Purchase). Accrued Interest will cease to accrue on the Settlement Date, and (in the case of Securities for which the Guaranteed Delivery Procedures are used) no additional accrued interest will be paid in respect of the period from the Settlement Date to the Guaranteed Delivery Settlement Date.

The Offer is subject to the satisfaction of certain conditions set forth in the Offer to Purchase, including a Financing Condition that the Offeror shall have completed prior to the expiration deadline an offering of USD-denominated debt securities (“New Notes”) on terms and subject to conditions satisfactory to it in its sole discretion which is described in the Offer to Purchase. If any of the conditions are not satisfied or waived by the Offeror, the Offeror will not be obligated to accept for purchase, purchase or pay for, validly tendered Securities, in each case subject to applicable laws, and may terminate the offer. The Offer is not conditioned on the tender of a minimum principal amount of Securities.The Offeror cannot assure you that any financing will be successful and the Offeror reserves the right to waive any and all conditions of the Offer on or prior to the Expiration Deadline.

When considering any potential allocation of New Notes, the Offeror intends, but is not obligated, to give some degree of preference to those investors who, prior to such allocation, have validly tendered, or have indicated to the Offeror or the Dealer Managers their firm intention to tender, Securities in the Offer. See “Terms and Conditions of the Offer—Allocation of New Notes” in the Offer to Purchase for further details.

Following consummation of the Offer, the Securities that are purchased in the offer will be retired and cancelled and no longer remain outstanding.

INDICATIVE TIMETABLE
The following table sets out the expected dates and times of the key events relating to the Offer. This is an indicative timetable and is subject to change.

Date and Time	Action
28 October 2021
Commencement of the Offer
Offer to Purchase available from the Information & Tender Agent. Offer announced through a press release to a recognized financial news service in the manner described under “Terms and Conditions of the Offer—Announcements” in the Offer to Purchase.

3 November 2021, 10:00 a.m. (New York City time)	Price Determination Time The Dealer Managers will calculate the Purchase Price in the manner described in the Offer to Purchase.
3 November 2021, Promptly after the Price Determination Time
Announcement of Purchase Price
The Offeror will announce the Purchase Price by publication through a recognized financial news service in the manner described under “Terms and Conditions of the Offer—Announcements” in the Offer to Purchase.

3 November 2021, 5:00 p.m. (New York City time)
Expiration Deadline
The last time and date for Holders to submit Tender Instructions (or, where applicable, Notices of Guaranteed Delivery) in order to be able to participate in the Offer and to be eligible to receive the Purchase Price and Accrued Interest on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable.

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3 November 2021, 5:00 p.m. (New York City time)
Withdrawal Deadline
Deadline for Holders to properly withdraw tenders of their Securities (or, where applicable, Notices of Guaranteed Delivery). If a tender of Securities (or, where applicable, a Notice of Guaranteed Delivery) is properly withdrawn, the Holder will not receive any consideration on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable (unless that Holder validly re-tenders such Securities at or prior to the Expiration Deadline and the Securities are accepted by the Offeror).

4 November2021
Announcement of Results of the Offer
The Offeror expects to announce the aggregate principal amount of Securities to be accepted for purchase pursuant to the Offer (assuming that Securities tendered in accordance with the Guaranteed Delivery Procedures are validly delivered by the Guaranteed Delivery Deadline).

5 November 2021, 5:00 p.m. (New York City time)	Guaranteed Delivery Deadline The last time and date for Holders to validly deliver Securities in respect of which a Notice of Guaranteed Delivery was delivered at or prior to the Expiration Deadline.
Expected to be 5 November 2021
Settlement Date
Settlement Date for Securities validly tendered and accepted for purchase by the Offeror, other than in the case of Securities validly tendered pursuant to the Guaranteed Delivery Procedures. Payment of the Purchase Price and any Accrued Interest in respect of any such Securities.

Expected to be 8 November 2021
Guaranteed Delivery Settlement Date
Guaranteed Delivery Settlement Date for Securities validly tendered and accepted for purchase by the Offeror pursuant to the Guaranteed Delivery Procedures. Payment of the Purchase Price and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offer, subject to applicable laws. Holders of the Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the offer before the deadlines set out above.

Holders of the Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Offer.

Holders of the Securities may access the Offer to Purchase and the form of Notice of Guaranteed Delivery (as described in the Offer to Purchase) at https://www.gbsc-usa.com/RioTinto/.

Announcements in connection with the Offer will be made by the delivery of a press release to a widely disseminated news or wire service. Copies of all announcements, notices and press releases will be available from the Information & Tender Agent.

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A tender of Securities for purchase pursuant to the Offer should be made by the submission of a valid Tender Instruction. If any Holder wishes to tender its Securities but such Holder cannot comply with the procedures for the submission of a valid Tender Instruction prior to the Expiration Deadline, such Holder may tender its Securities according to the Guaranteed Delivery Procedures, as set out in the Offer to Purchase.

The Dealer Managers for the Offer are Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc. and Merrill Lynch International.

Questions regarding the Offer may be directed to:

Citigroup Global Markets Limited
Canada Square
Canary Wharf
United Kingdom

Attention: Liability Management Group
Telephone (Europe):
+ 44 20 7986 8969
Telephone (U.S. Toll Free):
+1 (800) 558 3745
Telephone (U.S.):
+1 (212) 723-6106
Email: liabilitymanagement.europe@citi.com

Credit Agricole Securities (USA) Inc.
1301 Avenue of the Americas, 17th Floor
New York, New York 10019, United States

Attention: Debt Capital Markets/Liability Management
Telephone (U.S. Toll Free):
+1 (866) 807-6030
Email: us.liabilitymanagement@ca-cib

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

Attention: Liability Management Group
Telephone (Europe):
+ 44 20 7996 5420
Telephone (U.S. Toll Free):
+1 (888) 292-0070
Telephone (U.S.):
+1 (980) 387-3907
Email: DG.LM-EMEA@bofa.com

Copies of the Offer to Purchase and the Notice of Guaranteed Delivery in relation to the Offer may be obtained from the Depositary, Paying and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3700 (toll-free) or +1 (212) 430 3774 (collect), by email at contact@gbsc-usa.com or in writing at 65 Broadway, Suite 404, New York, New York 10006.

NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase and the Notice of Guaranteed Delivery. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Offeror, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offer, how much they should tender or at what

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premium any Securities should be tendered. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities, at what premium any Securities should be tendered, and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Offeror, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offer are only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offer may not be distributed in the Republic of France except to qualified investors (investisseurs

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qualifiés) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offer is being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offer.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offer will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the Offeror by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Offer, are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this press release. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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